

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   November 7, 2016

<u>Via E-mail</u>
John DiRocco
Vice President, Assistant General Counsel,
and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

> **Re: SunCoke Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 1-35243**

Dear Mr. DiRocco:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                   /s/ Pamela Long

                                   Pamela Long
                                   Assistant Director

cc: <u>Via E-mail</u>
        Gillian A. Hobson
        Vinson & Elkins LLP